Creations, Inc.

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: Christina Chalk

June 3, 2020

Re:	Creations, Inc.
Draft Registration Statement on Form S-1 Submitted February 12, 2020
CIK No. 0001795938

Ladies and Gentlemen:

On behalf of Creations, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on February 12, 2020 (as amended, the “Registration Statement”).

Draft Registration Statement on Form S-1

Prospectus Summary

Company Overview, page 1

1.	You disclose that Yetsira Investment House was incorporated in November 2018 on page 1 and in November 2016 on page 13 under Management’s Discussion and Analysis of Financial Condition and on page F-18 in Results of Operations – Overview and Note 1 – General. Please revise your next amendment, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has reflected the correct year, 2016, in the Amendment.

Risk Factors, page 4

2.	Please add a risk factor to discuss Guy Nissenson’s potential conflict of interests as your sole officer and director and significant shareholder.

Response: The Company respectfully acknowledges the Staff’s comment and has included in the Amendment a risk factor discussing Guy Nissenson’s potential conflict of interest.

3.	Please add a risk factor that discusses the risks associated with the concentration of AUM among the five mutual funds that you currently manage. In this regard, we note that the assets of two such mutual funds comprised the substantial majority of your AUM as of September 30, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has included in the Amendment a risk factor that discusses the risk associated with the concentration of AUM among the five mutual funds that we currently manage.

Special Note Regarding Forward-Looking Statements, page 10

4.	On page 9 you disclose that you may be a penny-stock issuer. As such, the safe harbor of the Private Securities Litigation Reform Act does not apply to this offering. Please revise your disclosure to remove references to the PSLRA.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the reference to the Private Securities Litigation Reform Act in the Amendment.

Capitalization, page 12

5.	We note that several inconsistencies between your capitalization table and your financial statements. Please revise the following items accordingly:

●	You disclose that as of September 30, 2019 there are 2,289,744 shares of common stock issued and outstanding, which is not consistent with the amount appearing in Note 6 – Share Capital – G. Issued, authorized and outstanding on page F-9 of 2,262,144;
●

You disclose on page 12 total stockholders’ equity of $1,511 at September 30, 2019 and its components, which is not consistent with the amount of shareholders’ equity of $1,479 and its components appearing on page F-2; and

●	Please disclose the amount of common shares authorized, issue and outstanding as of December 31, 2018. In addition, we note that the components of stockholders’ equity are not consistent with the components appearing on page F-14.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the capitalization table for consistency with our financial statements in the Amendment.

Dilution, page 13

6.	Please revise to disclose what the dilution would be assuming that all outstanding warrants were exercised.

Response: The Company respectfully acknowledges the Staff’s comment and reflect in the Amendment what the dilution would be assuming that all outstanding warrants were exercised to address the Staff’s comment.

Overview – Results of Operations for the Nine Months Ended September 30, 2019 and 2018, page 14

7.

Given the significance of revenues from assets under management (AUM) to your operations, please provide a rollforward of AUM in your next amendment, showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance for all periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and has provided a rollforward of AUM in the Amendment.

Compensation and Related Costs to Employees, page 14

8.	Please revise to discuss in greater detail the nature of the payments to the founders and the additional employee, as referenced in the third paragraph on page 14.

Response: The Company respectfully acknowledges the Staff’s comment and has reflected a more accurate description of the nature of the expenses in greater detail in the Amendment for the corresponding period.

Business, page 16

9.	Please advise your disclosure in this section to provide all of the material information required by Item 101(h)(4) of Regulation S-K. Additional disclosure topics which appear material include, without limitation, your dependence on one or a few major customers and the number of total employees of number of full-time employees. In addition, we note your disclosure that on January 11. 2017, Yetsira received an investment portfolio manager license from the ISA. Please disclose the material terms or conditions of such license, including any expiration date. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the material information required by Item 101(h)(4) of Regulation S-K in the Amendment, as well as the material terms of portfolio manager license.

10.	You state that you generate revenue “primarily from management fees” paid by your unitholders. Please revise to clarify any other sources of revenue. In addition, please clarify the extent, if any, to which you currently engage in private portfolio management services. If applicable, provide quantified disclosure related thereto, including the total AUM.

Response: The Company respectfully acknowledges the Staff’s comment and clarified private portfolio fees as other sources of revenue in the Amendment, including a quantified disclosure related thereto.

11.

We note your disclosure that you “exercise effective control over the operations of Yetsira pursuant to a series of contractual arrangements, under which [you] are entitled to receive substantially all of its economic benefits.” Please revise to describe such contractual arrangements in greater detail and file the same as exhibits to the registration statement to the extent applicable. Refer to Item 601(b)(10) of Regulation S-K. Please also revise to disclose in greater detail the material terms and conditions of the Hosting Agreement, including, without limitation, the management fees and termination provisions thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amendment to clarify the Hosting Agreement is the contractual arrangement pursuant to which the Company can “exercise effective control” over Yetsira. In addition, we have revised the Amendment to provide greater detail regarding the material terms and conditions of the Hosting Agreement, including management fees and termination provisions.

12.	Please supplement your disclosure on page 17 to briefly explain the nature of the “different categories” of the five mutual funds that you currently manage. In addition, please provide updated disclosure in the fourth paragraph on page 18 regarding the managed mutual funds market in Israel.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure on page 17 in the Amendment to briefly explain the “different” categories of the five mutual funds.

13.	Please revise your disclosure at the bottom of page 18 to describe your growth strategy in greater detail. As examples only, please discuss:

●	the estimated time, costs and steps involved to execute on your growth strategy;
●	any “technological means” that you will need to acquire or develop, as well as your resources for doing so; and
●	the material expenses you expect to incur in connection with your growth strategy, including public relations and advertising activities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amendment to describe the Company’s growth strategy in greater detail.

Management, page 19

14.

Please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Guy Nissenson should serve as your director in light of your business and structure. In addition, please include the disclosure required by Item 407(a) of Regulation S-K relating to director independence and clarify whether you have compensation, audit, or nominating committees, as required by Item 407(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the biographical disclosure of Guy Nissenson in the Amendment to address the Staff’s comment.

Executive Compensation, page 21

15.

Please provide the disclosure required by Item 402(m) – (r) of Regulation S-K for your two most highly compensated executive officers other than Guy Nissenson. In this regard, please note that:

• disclosure regarding the executive officers of your subsidiaries may be appropriate. See Instruction 2 to Item 402(m)(2) of Regulation S-K; and

• each of your “key employees,” as disclosed on pages 19 – 20, may qualify as an “executive officer” as defined under Exchange Act Rule 3b-7.

Please revise or provide us an analysis of how you determined that no other individual, including each of your key employees, is a “named executive officer” as defined under Item 402(m)(2) of Regulation S-K. Alternatively, if none of your other employees’ total compensation met the threshold contained in Instruction 1 to Item 402(m)(2), please advise. In addition, please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and reflected in the Amendment that no other employees’ total compensation met the $100,000 threshold and, in addition, disclosed how bonus amounts are calculated.

16.	Please revise to describe in greater detail the material terms and conditions of your employment agreement with your Chief Executive Officer and Chief Financial Officer, Guy Nissenson, as referenced on page 21.

Response: The Company respectfully acknowledges the Staff’s comment and reflected in the Amendment material terms and conditions of the employment agreement with Guy Nissenson in greater detail.

Certain Relationships and Related Transactions

Related Party Transactions, page 22

17.	We note that your disclosure refers to transactions with related persons that exceed $120,000. Please note that as a smaller reporting company, you must disclose transactions Based on your audited financial statements, it appears that the threshold for you to disclose related party transactions is significantly less than $120,000. Refer to Item 404(d) of Regulation S-K, and revise as necessary to describe the correct threshold and all related party transactions meeting that threshold. In addition, please revise to discuss whether you have any policies or procedures regarding entering into transactions with related parties. To the extent you have none, please add related risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has provided in the Amendment related party transactions that exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and has included a description of the Company’s policies and procedures regarding entering into transactions with related parties.

18.	We note that on July 1, 2019, Guy Nissenson received in exchange for his Yetsira Holdings shares 379,435 warrants to purchase shares of common stock exercisable at $1.50 per share, which was the same price as all outstanding warrants. This disclosure is not consistent with the disclosure appearing in the last paragraph on page F-9 under the title Note 5 – Loan from related company and Note 9 – Events subsequent to balance sheet date on page F-24 that warrants with an exercise price of $1.00 were exchanged. Please revise or advise, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the correct exercise price in the Amendment to address the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 22

19.	Please note that the definition of beneficial ownership under Item 403 of Regulation S-K includes natural persons and entities with direct or indirect voting or investment power over the shares. In this regard, please identify the person or persons with voting or investment power over the shares held by Rising Moon Assets Inc.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the natural person with direct voting and investment power over the shares in the Amendment to address the Staff’s comment.

Plan of Distribution, page 24

20.	To the extent that you are reserving the ability to change your plan of distribution, such as paying compensation to other parties, please revise to clarify and acknowledge your understanding of Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges our understanding of Item 512(a)(1)(iii) and clarifies that there is not material change with respect the plan of distribution not previously disclosed in the registration statement and has revised the notes to the Financial Statements in the Amendment to clarify that the COVID-19 impact may result in a material change to such information in the registration statement.

21.	In your plan of distribution, you indicate that the selling stockholders may offer their shares through short sales. Please tell us whether the selling stockholders have any open short positions. Also please provide the staff with an analysis of the selling stockholders’ ability to engage in short sales under Regulation M.

Response: The Company respectfully acknowledges the Staff’s comment and has reflected stockholders’ inability to engage in short sales by removing the references to short sales in the Amendment to reflect the Staff’s comment.

Financial Statements

Creations, Inc. and Subsidiaries September 30, 2019 and 2018

Consolidated Statements of Comprehensive Income, page F-3

22.	Please revise the Per share data – Basic and Diluted loss in your next amendment to reflect the net loss for the period divided by the weighted average number of basic and diluted shares.

Response: The Company respectfully acknowledges the Staff’s comment and revised the per share data in the Amendment to address the Staff’s comment.

Note 1 – General, page F-5

23.

Throughout your document we not spelling inconsistencies and date inconsistencies. Below are examples of inconsistencies noted. Please revise accordingly.

• You have labeled the financial statements as those of Yetzira Holdings Ltd and subsidiary on pages F-14 - F-17 while the audit opinion refers to Yetsira Holdings Ltd. and subsidiaries;

• Disclosure in the notes refer to both Guy Nissenson and Guy Nissensohn;

• Under the title Acquisition of Yetsira Investment House Ltd. (“Investment”) you disclose that in Note 1 on January 28, 2018, the company acquired Investment through a share exchange at which time it became a wholly-owned subsidiary of the company. This disclosure is not consistent with the date of January 29, 2018 appearing in Note 1 D. Merger of entities under common control; and

• You disclose on page F-5 that, in January 2018, the stockholders of the company established Yetsira Holdings. You disclose on page F-18 that, in February 2018,

Yetsira Holdings was established.

Response: The Company respectfully acknowledges the Staff’s comment and revised inconsistencies in the Amendment to address the Staff’s comment.

Note 2 – Significant Accounting Policies

C. Merger of entities under common control, page F-6

24.	Please expand the disclosure to finish the first sentence of the third paragraph. Also, you disclose that common control was established between the entities on 01/07/2019, the date of incorporation of Creations, Inc. and therefore, this transaction was recorded as if the merger occurred on 01/07/2019 (the “Merger Date”). We note that on page 1 you disclose that Creations, Inc. was incorporated in May 2019. Please revise or advise, as applicable

Response: The Company respectfully acknowledges the Staff’s comment and revised the disclosure in the Amendment to address the Staff’s comment.

G. Issued, authorized and outstanding, page F-9

25.	We note that the amount of share capital at September 30, 2018 is not consistent with the amount disclosed in the consolidated balance sheet. Please revise or advise, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the correct amount of share capital in the Amendment to address the Staff’s concern.

Note 5 – Loan from related company, page F-9

26.	You disclose under the title Loan terms that Guy Nissenson will lend the company up to 3 loans with each loan carrying a 15% interest rate which is not consistent with the loan agreement entered into on January 29, 2018 with an annual interest rate of 10%. Please tell us in your response why the terms are different from the agreement with Mr. Nissenson.

Response: The Company respectfully acknowledges the Staff’s comment and reflected in the Amendment the loans carrying a 15% interest rate and clarified that the two loans agreements with a 10% interest rate are related to a loan with a secured lien placed on the shares of Yetsira in favor of the Related Party.

Note 6 – share Capital, page F-9

27.	Please provide the information required by section §210.3-04 of Regulation S-X for the current and comparative year-to-date periods, with subtotals for each interim period. Refer to Article 8-03(5) regarding the financial statements of smaller reporting companies.

Response: The Company respectfully acknowledges the Staff’s comment and reflect in the Amendment the information required by section §210.3-04 of Regulation S-X.

H. Issuance of stock options, page F-10

28.	Please disclose the amount of three year warrants received by purchasers to purchase ordinary shares at an exercise price of $1.00 per share (subject to adjustments) here and in Note 7 – Subsequent events.

Response: The Company respectfully acknowledges the Staff’s comment and reflect in the Amendment the amount of three year warrants received by purchasers.

Yetsira Holdings Ltd. and Subsidiary

Consolidated Financial Statements as of December 31, 2018 and 2017

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-13

29.	Please revise the reference to the Statements of Operations under the title Opinion on the Financial Statements to be to the Statements of Comprehensive Income. In addition, revise the title on page F-15.

Response: The Company respectfully acknowledges the Staff’s comment and reflect the changes in the Amendment to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 7 – Share Capital, page F-23

30.	We note that the amounts of share capital at December 31, 2018 and December 31, 2017 do not appear to be consistent with the amounts presented on the face of the consolidated balance sheets. Please revise or advise, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the correct amounts of share capital in the Amendment to address the Staff’s comment.

General

31.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and notes that no written communications, as defined in Rule 405 of the Securities Act, were ever presented to potential investors.

32.	Your Certificate of Incorporation indicates that your common stock par value is $.0001. Please reconcile this with the disclosure in the Fee Table and cover page of the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and reflect the correct par value in the Amendment to address the Staff’s comment.

33.

Please add disclosure to the prospectus which addresses:

• the property information required by Item 102 of Regulation S-K;

• the company’s legal proceedings, as required by Item 103 of Regulation S-K; and

• the selling security holder information required by Item 507 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and reflect the information required by the Items of Regulation S-K in the Amendment to address the Staff’s comment.

34.	Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and reflect the dealer prospectus delivery obligation in the Amendment to the address the Staff’s comment.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Arthur Marcus at 212 930-9700 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Guy Nissenson, CEO

cc: Arthur Marcus, SRF LLP (via email)